Management Discussion and Analysis

February 28, 2014

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and six month period ended February 28, 2014 and 2013 and the audited consolidated financial statements for the years ended August 31, 2013 and 2012.  The MD&A was prepared as of April 11, 2014.  All amounts are in Canadian dollars, unless otherwise specified.

Highlights – for the six months ended February 28, 2014

•

Construction of resource models for Buckreef prospects (Buckreef Main, Eastern Porphyry, Bingwa and Tembo) was carried out during the period.

•

Construction of geological and mineralization wireframes for the four Buckreef Prospects was carried out during the period.

•

Biogeochemical (BGC) field sampling was carried out in the Kabanga Nickel belt.

•

The official signing ceremony of the Kigosi Mining Licence was held in October 2013 and was attended by Company and Ministry for Energy and Minerals representatives.

•

Positive Metallurgical Test results confirming potential of low cost mining for Buckreef Bingwa Deposit.

•

The Company announced a 121% increase at the Buckreef Main Prospect and a 39.2% increase for the entire Buckreef Project, in ounces contained in the measured and indicated category, now containing approximately 2.4 million ounces, and on February 24, 2014 the Company filed on SEDAR a NI 43-101 independent technical report for the updated mineral resource estimate.

•

Two key permits granted for blasting and chemical processing at the Company’s Buckreef open cut area.

•

On February 24, 2014, the Company and Allied Gold Corp. (“AGC”) of United Arab Emirates announced it had signed a letter of intent to develop a commercially producing mine in the area known as Buziba-Busolwa in Tanzania, in a stand-alone development that will encompass the Buziba site within the Company’s Buckreef Gold Project.

Overall Performance

As at February 28, 2014 the Company had current assets of $7,323,656 compared to $11,289,745 on August 31, 2013.  The decrease is mainly due to net expenditures on exploration of $1,096,278 (2013 - $3,577,951), cash used to repay the convertible debenture of $1,090,000 (2013 - $nil) and cash used in operations of $1,828,344 (2013 - $1,864,379).  Mineral properties and deferred exploration costs were $46,714,169 as compared to $45,932,207 at August 31, 2013.

Net loss for the six month period ended February 28, 2014 was $115,390 compared to net income of $1,026,082 in the comparable six month period ended February 28, 2013.  The increase in net loss is primarily due to a gain of $2,249,000 from the revaluation of warrant liability during the six months ended

Management Discussion and Analysis

February 28, 2014

February 28, 2014 compared to a gain of $3,240,000 on the same revaluation of the warrant liability in 2013.

The Company did not issue any common shares during the six month period ended February 28, 2014 compared to an issuance of shares with a value of $986,334 on conversion of 221,337 shares under the convertible debt agreement during the six month period ended February 28, 2013.  In the current year, capital is being utilized for the Buckreef Gold Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as tabulated below.  The remaining funds/cash liquid assets are invested in interest bearing investments, which are highly liquid.

C$ (000)
Funds available August 31, 2013	10,680
Equipment purchases	(5)
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(955)
Repayment of convertible debt	(1,081)
General corporate expenses	(1,979)
Funds available February 28, 2014	$6,660

Management of the Company believes that the current level of funds is sufficient to achieve its business objectives and milestones over the next 12 months.  Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however the current economic uncertainty and financial market volatility make it difficult to predict success.  Risk factors potentially influencing the Company’s ability to raise equity or debt financing include:  the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.  For a more detailed list of risk factors, refer to the Company’s Annual Information Form for the year ended August 31, 2013, which is filed on SEDAR.

Due to the current low interest rate environment, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

TRENDS

•

There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development.  The prices of precious and base metals have been subject to extreme volatility over recent periods, as such the Company remains cautious;

•

The Company’s future performance is largely tied to the outcome of future drilling results and the development of the Buckreef project; and

•

Current financial markets are likely to be volatile in Canada for the remainder of the year, reflecting ongoing concerns about the stability of the global economy.  As well, concern about global growth may lead to future drops in the commodity markets.  Uncertainty in the credit

Management Discussion and Analysis

February 28, 2014

markets has also led to increased difficulties in borrowing/raising funds.  Companies worldwide have been negatively affected by these trends.  As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Selected Financial Information

	As at and for the six month period ended February 28, 2014	As at and for the year ended August 31, 2013	As at and for the year ended August 31, 2012
Total Revenues	$0	$0	$0
Net income (loss) for the period	$(115,390)	$(3,225,998)	($8,897,843)
Basic income (loss) per share	$(0.00)	$(0.03)	($0.09)
Diluted income (loss) per share	$(0.00)	$(0.03)	($0.09)
Total assets	$54,904,906	$58,193,340	$65,711,075
Total long term financial liabilities	$0	$0	$10,187,286
Cash dividends declared per share	$0	$0	$0

Results of Operations

Net additions to mineral properties and deferred exploration costs for the six month period ended February 28, 2014 were $781,962 compared to $3,577,951 for the six month period ended February 28, 2013.  The amount has decreased as compared with prior year as the Company advances its exploration of the Buckreef project and other projects in its portfolio and at the same time is conscious about conserving its cash in the current economic downturn.  Recoveries received during the six month period ended February 28, 2014 and 2013 from various option agreements and other miscellaneous sources were $nil and $40,175, respectively.

Net loss for the six month period ended February 28, 2014 was $115,390 compared to an income of $1,026,082 for the comparable six month period ended February 28, 2013.  For the three month period ended February 28, 2014 and 2013, the net loss was $1,704,739 and an income of $2,631,702, respectively.  The main reason for the increase in net loss for both the six month and the three month periods is the loss on revaluation of warrant liability of $459,000 and a gain of $2,249,000 for the three and six month periods ended February 28, 2014 respectively (2013 – gain of $3,789,000 and $3,240,000 for the three and six month periods respectively).

For the six month period ended February 28, 2014, depreciation expense was $109,140 compared to $141,310 for the six month period ended February 28, 2013. The decrease of $32,170 was due to the lower capital asset cost base as purchases in the period were minimal and depreciation lowered the capital asset balance. The capital expenditure for the six month period ended February 28, 2014 was $4,833 as compared to $31,575 in the six month period ended February 28, 2013.

Consulting fees for the six month period ended February 28, 2014 were $80,852 compared to $129,436 in the comparable six month period ended February 28, 2013.  Consulting expenses decreased due to a reduction in fees to members of the technical committee and due to non recurring consulting work in the prior period in connection with preliminary economic analysis.  Consulting fees for the three months

Management Discussion and Analysis

February 28, 2014

ended February 28, 2014 were $(25,310) compared to $77,844 in the comparable period ended February 28, 2013. The negative expense in the current period is due to account reclassifications.

Directors’ fees for the six month period ended February 28, 2014 were $173,709 compared to $181,549 in the comparable six month period ended February 28, 2013.  Director fees remained consistent between the two periods as the number and valuation of RSU’s issued to board members remained comparable.

Office and general expenses for the six month period ended February 28, 2014 were $184,750 compared to $164,114 in the comparable six month period ended February 28, 2013. The increase is mainly due to an increase in rental costs and mailing related to an increase in number of registered shareholders.  For the three month period ended February 28, 2014, office and general expenses were $107,367 compared to $72,677 in the comparable period ended February 28, 2013. The increase for the three month period is the same as above.

Shareholder information costs increased from $178,691 for the six month period ended February 28, 2013 to $180,655 for the six month period ended February 28, 2014. The amounts were consistent between the two periods.  For the three month period ended February 28, 2014, shareholder information costs were $83,501 compared to $109,368 for the three month period ended February 28, 2013. The decrease of $25,867 was due to lower investor relations costs during the current quarter in 2014.

Professional fees decreased by $65,922 for the six month period ended February 28, 2014 to $197,756 from $263,678 for the six month period ended February 28, 2013.  Professional fees decreased due to an ongoing litigation during the comparable quarter in 2013.  For the three month period ended February 28, 2014 professional fees went from $129,999 for the six month period ended February 28, 2013 to $71,075. The decrease is due to the same reasons above.

Salaries and benefits expense has decreased to $683,021 for the six month period ended February 28, 2014 from $797,068 for the six month period ended February 28, 2013.  The expenses for the corresponding three month period ending February 28, 2014 and 2013 were $371,563 and $464,468 respectively. Salaries and benefits decreased due to bonuses paid in the comparable period.

Share based payments for the six month period ended February 28, 2014 were $368,818 compared to $301,073 in the comparable six month period ended February 28, 2013.  Share based payments vary depending on the number of equity based compensation options issued and vesting.  See note 7 of the financial statements for details.  Director fee RSU expense was $101,881 and $101,532, respectively.

For the six month period ended February 28, 2014, travel and accommodation expense increased by $56,270 from $43,908 in 2013 to $100,178. For the three months ended February 28, 2014, travel and accommodation expense increased by $56,514 from $10,511 in 2013 to $67,025. Travel and accommodation expense increased as compared to the comparable quarter in 2013 due to an increase in travel in Q2, 2013 related to working towards the advancement of projects into future production.

For the six month period ended February 28, 2014, the foreign exchange loss was $2,756 compared to an exchange income of $3,840 for the same six month period ended February 28, 2013. This increased loss of $6,596 was due to the years’ average Tanzanian Shilling exchange rate having decreased from 1,524 at August 31, 2013 to 1,429 at February 28, 2014.

Management Discussion and Analysis

February 28, 2014

The interest accretion expense for the six month period ended February 28, 2014 was $4,779, compared to $32,082 for the six month period ended February 28, 2013. The interest relates to the issuance of convertible debt.  Interest accretion is expected to decrease as debt is converted into shares or repaid. In September 2013, the convertible debt was repaid which explains the decrease in accretion expense.

Interest income for the six month period ended February 28, 2014 was $28,289, compared to $77,800 for the six month period ended February 28, 2013.  Interest income has decreased as the average cash balance in interest bearing accounts decreased during the current period.

During the six month period ended February 28, 2014, the Company agreed to abandon and wrote off $173,486 in expenses in various project areas (2013 – wrote off $nil) from abandoning various licenses, see note 3 of the financial statements, as the Company evaluated its mineral properties and has no current plans to explore, but may in the future.  As of the year ended August 31, 2013, the Company had fully provided for any properties that warranted a write down and thus there were no additional write offs needed for Q1 and Q2.

A gain of $2,249,000 (2013 – gain of $3,240,000) was recognized during the six month period ended February 28, 2014 in connection with the revaluation of the warrant liability.  Warrant liability is revalued at every reporting period using the Black-Scholes model.

Summary of Quarterly Results (unaudited)

(Expressed in thousands of dollars, except per share amounts)

	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3
Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Income (Loss)	$1,704	$1,589	$(2,755)	$(1,497)	$2,632	$(1,606)	$(3,576)	$385
Basic and diluted income (loss) per share	$(0.00)	$0.02	$(0.03)	$(0.01)	$0.03	($0.02)	($0.04)	$0.00

Liquidity and Capital Resources

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding.  Previously, the Company has obtained funding via private placements, public offering and various sources, including the Company’s President and CEO.

As of February 28, 2014, the Company’s working capital position was $5,122,185 (August 31, 2013 – $5,416,104), including warrant liability or a working capital of $6,397,185 (August 31, 2013 – $8,940,104) excluding warrant liability.  As the Company’s mineral properties advance, additional equity and debt financing will be required to fund exploration and mining activities.

The Company has prepared a cash flow forecast for fiscal 2014 and believes that it has sufficient funds to continue operations for at least the next twelve months.

Management Discussion and Analysis

February 28, 2014

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

The Company has no contractual obligations as of the latest fiscal year end and latest fiscal quarter.

Convertible Debt

Pursuant to the private placement completed on September 23, 2010, the Company received notice from an arm’s length third party to convert its Promissory Note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at a price of $4.518 per share, and 221,337 shares were issued on October 17, 2012.

On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share. On September 14, 2013 the promissory notes matured and the Holders elected repayment of the promissory notes in cash.  Accordingly $1,060,000 plus interest in the amount of $30,000 was paid on September 16, 2013.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Six month periods ended February 28,	Notes	2014	2013
Legal services	(i)	$103,825	$199,213
Director compensation	(ii)	$192,162	$252,871
Rent	(iii)	$37,274	$21,332
Technical Committee	(iv)	$nil	$47,406
Rent	(v)	$17,544	$nil

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the six month period ended February 28, 2014, the legal expense charged by the firm

Management Discussion and Analysis

February 28, 2014

was $103,825 (2013 - $199,213), of which $25,623 remains payable at February 28, 2014 (August 31, 2013 - $13,143).

(ii) During the six month period ended February 28, 2014, $192,162 (2013 - $252,871) was paid or payable by the Company to directors for serving on the Board and/or related Committees.

(iii) During the six month period ended February 28, 2014, $37,274 (2013 - $21,332) was paid to a company associated with the Company’s Chairman and COO and his spouse for office rental.

(iv) During the six month period ended February 28, 2014, $nil (2013 - $47,406) was paid or payable by the Company to directors as incremental fees for serving on the Company’s Technical Committee.

(v)  During the six month period ended February 28, 2014, $17,544 (2013 - $nil) was paid to a company associated with the Company’s CFO for office rental.

At February 28, 2014, the Company has a receivable of $389 (August 31, 2013 - $nil) from an organization associated with the Company’s President and CEO.

 (b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer), other than consulting fees, of the Company was as follows:

Six month period ended February 28,	2014		2013
	Salaries and benefits (1)	Share based payments (2), (3)	Salaries and benefits (1)	Share based payments (2), (3)
Management	$ 219,253	$ 4,594	$ 288,409	$ 197,388
Directors	90,281	101,881	75,672	177,199
Total	$ 309,534	$ 106,475	$ 364,081	$ 374,587

(1) Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

     (2) Compensation shares may carry restrictive legends.

     (3) All RSU share based compensation is based on the accounting expense recorded in the year.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the

Management Discussion and Analysis

February 28, 2014

operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 9, 2012 the Board resolved to suspend 1,500,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,000,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  As of January 9, 2014 the Board further resolved to amend the suspension to 1,200,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,300,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

Of the 1,300,000 shares authorized for issuance under the Plan, 873,361 shares have been issued as at February 28, 2014.

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income  The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals,  underlying  mineral  resources  associated  with  the  properties  and  future  costs  that  may  be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Deferred Income Tax Assets

TREC follows the balance sheet method of accounting for income taxes.  Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized.  In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the

Management Discussion and Analysis

February 28, 2014

deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments and Warrant Liability and Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model.   See note 7 of the February 28, 2014, unaudited interim condensed consolidated financial statements for a full disclosure.

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Management Discussion and Analysis

February 28, 2014

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any costs incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.  Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored.  All other overhead and administration costs are expensed as incurred.

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  During the six month period ended February 28, 2014 the Company wrote off $173,486 of costs on abandoned mineral properties (2013 – $nil).  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Management Discussion and Analysis

February 28, 2014

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and PPE, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.   As of February 28, 2014 no liability for restoration exists.

Financial Instruments

Fair Value of Financial Instruments

The Company designated its other financial assets and warrant liability as FVTPL, which are measured at fair value.  Fair value of other financial assets is determined based on quoted market prices and is categorized as Level 1 measurement.  Fair value of warrant liability is categorized as Level 3 measurement as it is calculated based on unobservable market inputs.   Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost.  Fair value of trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

The Company’s convertible debt fair value is based on market interest rate.  As at August 31, 2014 the fair value of the convertible debt agreements did not differ materially from their carrying value.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-

Management Discussion and Analysis

February 28, 2014

term bank investments and accounts and other receivables.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST receivable from the Canada Revenue Agency, Tanzanian Revenue Agency and amounts due from related parties.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The Company’s future interest income is exposed to changes in short-term rates.  As at February 28, 2014, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $67,000 (2013 - $146,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at February 28, 2014, the Company had current assets of $7,323,656 (August 31, 2013 - $11,289,745) and current liabilities of $2,201,471 (August 31, 2013 - $5,873,641), including warrant liability or $926,471 (August 31, 2013 – $2,349,641) excluding warrant liability. All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital of the Company is $5,122,185 (August 31, 2013 - $5,416,104) including warrant liability or a working capital of $6,397,185 (August 31, 2013 – $8,940,104) excluding warrant liability.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At February 28, 2014, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the funds of the Company are held in Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at February 28, 2014.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were

100,922,582 common shares outstanding.  There were RSUs and warrants outstanding to purchase an aggregate 6,009,364 common shares.

Subsequent Event

There are no subsequent events to report.

Management Discussion and Analysis

February 28, 2014

Litigation

The Company in the ordinary course of business has been notified of a claim for additional compensation by a contractor and believes that the ultimate outcome of this action will not have a material adverse effect on its operation results, liquidity or financial position.

Outlook

The Company’s Board of Directors has confirmed the strategic objective of the Corporation is to explore and evaluate its various mineral properties and develop the Buckreef Gold Mine Re-development Project and the Kigosi project in northern Tanzania. In addition, management is of the opinion that the Golden Horseshoe Reef (GHR) at Itetemia represents a modest, yet robust, medium-grade, near surface gold deposit that warrants further feasibility investigations. Management of the Company has developed a conceptual production plan. This plan is based on advancing Buckreef (including Bingwa and Tembo), Itetemia and Kigosi projects through various stages of development to production. The Company seeks out and explores gold, nickel and other mineral deposits with the intention of developing certain ones for our own account and partnering with an exploration corporation to generate royalty interest in a deposit that results in production.

Management Discussion and Analysis

February 28, 2014

Exploration Summary

The continuity of expenditures on mineral properties is as follows:

Management Discussion and Analysis

February 28, 2014

Buckreef Project

During the second quarter period (December 2013 – February 2014) the main activities which were under completion or in progress for the Buckreef Project include:

•

Completion of geological modeling for the four Buckreef prospects and submission of Buckreef independent mineral resources report by Venmyn Deloitte (Pty) Ltd. (“Venmyn Deloitte”);

•

The Resource upgrade results indicates a 121% increase at the Buckreef Main Prospect and a 39.2% increase for the entire Buckreef Project, in Ounces contained in the Measured and Indicated category. Total Measured and Indicated resources now contain approximately 2.4 Million Ounces. The Estimate has been prepared by Venmyn Deloitte and is in compliance with National Instrument 43-101(NI 43-101);

•

Implementation of the Geological Database Management System (“GDBMS”) fusion software including geological data migration of all existing drill data;

•

Buckreef enlarged mining licence (SML04/92) Land Evaluation & Resettlement Report officially received by Tancan for review and implementation;

•

Environmental Association of Tanzania (“ENATA”) submitted the final Buckreef Environmental and Social impact Assessment (“ESIA”) report to the National Environment Management Council (“NEMC”) for the onward presentation to the Minister responsible for Environmental matters for the award of the Environment Certificate to Buckreef Gold Company Limited (“BGCL”);

•

Two key Permits have been granted to BGCL for blasting and chemical processing prerequisite for production plans at the company's open cut area above the historical underground production workings. The permits are “Certificate of Registration of Premise” and “Certificate Holder of Ten Chemicals for Processing Operations”. The permits are issued by the Government Chief Chemist, Lake Zone and the Geita Zonal Mines Office.

•

Demolition of the old Buckreef mine site infrastructure to fit the new Buckreef Gold Mine site plan started during the quarter.

•

Buckreef Gold Mine Site Prep, Cleaning and Clearing Works.

Buckreef Independent Mineral Resources update activities carried out by Venmyn Deloitte resource consultants teams included:

•

Buckreef Data validation by Tanzanian Royalty geologists, geological interpretation of the data to construct geological model.

•

Construction of resource models for the four Buckreef prospects (Buckreef Main, Eastern Porphyry, Bingwa and Tembo).

Management Discussion and Analysis

February 28, 2014

•

Construction of geological and mineralization wireframes for the four Buckreef prospects.

•

Grade estimations on the four prospects by use of statistical and geostatistical analysis.

•

Resource Estimations on the Buckreef Project.

Buckreef Project Resource Estimates & NI 43-101 Technical Report

Venmyn Deloitte completed the modeling exercise for Buckreef and Independent Technical Memorandum on the Mineral Resource Estimate for Buckreef Project in Tanzania from Venmyn Deloitte was received.

The new resource for the Buckreef Mining Area (“BRMA”) based on the latest drilling done in 2012, as set out in the Technical Report filed on SEDAR on February 24, 2014 indicates a 121% increase at the Buckreef Main Prospect and a 39.2% increase for the entire Buckreef Project, in ounces contained in the measured and indicated category. Total measured and indicated resources now contain approximately 2.4 million ounces. The Technical Report has been prepared by Venmyn Deloitte and is in compliance with National Instrument 43-101(NI 43-101).

All the changes between the previous mineral resource estimate and the updated mineral resource Estimate are in the BRMA area, as this was the focus of the 2012 drilling program. The Mineral Resource estimate for the Buziba-Busolwa Mining Area (“BZMA”) area is unchanged from the previous mineral resource estimate. The BZMA will likely be the focus of a future drilling program.

Buckreef Database and Data Management

During the second quarter, the payments for the GDMS software permanent licenses was completed and in the same month all seven (7) licenses were activated on the site server and now the 4 licenses which were paid for can be accessed on the server. All validated soil geochemistry data has been organized awaiting for the migration to the CAE fusion database.

Kabanga Nickel BGC Survey

There were no biogeochemical (“BGC”) field activities in the second quarter save for the ongoing office work, data statistical manipulation and interpretations on the Buhamila and Kabirizi licenses BGC survey data package.  Species Comparison Study for 5 BGC designed Tanzanian Royalty field sampling species sampled at Buhamila was being undertaken during the second quarter.

Projects Development

Management has developed a conceptual production plan. This plan is based on advancing Buckreef (including Bingwa and Tembo), Itetemia and Kigosi projects through various stages of development to production. The Heap Leach gold production process on the Buckreef, Bingwa, Tembo ores and gravity process of the Kigosi gravel resource is on plan.

During the second quarter period the development advancement on the Buckreef, Itetemia, and Kigosi projects is as summarized below:

Management Discussion and Analysis

February 28, 2014

Buckreef (including Bingwa, Tembo and Eastern Porphyry)

The Buckreef Mineral Resource block modeling and resource estimation update calculations for the Buckreef, Bingwa, Eastern Porphyry, and Tembo prospects was completed and published.

Buckreef Gold Mine Site Infrastructural Plan

During the second quarter a preliminary Buckreef mine infrastructure plan was completed showing the location of new mine site infrastructures to be utilized in the upcoming gold mine project including heap leach pads, haulage roads, explosive storage, cyanide storage, windrows, waste rock dump etc.

Other activities that were completed and are in progress includes old process plant demolition, mine site clearing works such as airstrip grading and compaction, heap leach pad  clearing and camp fence construction.

Buziba-Busolwa

The BZMA resource development is underway after BGCL, a project subsidiary of Tanzanian Royalty owned 55% by Tanzanian Royalty and 45% by the State Mining Company of Tanzania (“Stamico”), signed a letter of intent (LOI) in February 2014 with ARL Gold Tanzania Limited (“ARL”), a subsidiary of Allied Gold Company (“AGC”) of United Arab Emirates, to conclude a Definitive Joint Venture Agreement for the standalone mine development of the Buziba-Busolwa resource.

Bingwa Heap Leach Testwork

Company management decided to adopt coarse size fraction Heap Leach process option on the Buckreef Mining Plan as a suitable option, Heap Leach testwork was carried out on the previously untested Bingwa resource ore.

The laboratory tests indicate positive detailed metallurgical test results for the oxide, transition and sulphide ore resources on the Buckreef Gold Project. Final results from column leach tests for the oxide ore resources are 71% recovery for material that is crushed to 6mm and agglomerated with 1kg/t cement. Testwork on the sulphide and transition (semi oxidized) resources indicate a recovery of 58% using a 12.5 mm crush size and agglomeration using 4kg/t of lime and 3kg/t of cement. The positive results indicate the potential of alternative lower cost mining methods.

Buckreef ESIA Study and OSHA

ENATA submitted the final Buckreef ESIA report to NEMC for the onward presentation to the Minister responsible for Environmental matters for the award of the Environment Certificate to the Buckreef Gold Company Limited.

The company also initiated application of registration for Buckreef mine to the Occupational Safety and Health Authority (OSHA) for the Compliance Certificate and the invoice and banking instructions from the Occupational Safety and Health Authority (OSHA) Lake Zone Manager – Mwanza for the registration of the Buckreef workplace was received and was being worked on.

Management Discussion and Analysis

February 28, 2014

Buckreef Mining License Compensation Valuation – Government Land Valuer

The Buckreef enlarged mining license Land Valuation & Resettlement report document was received on 24th February 2014, after been signed by the relevant government authorities. The document was dispatched in 2 copies with each copy comprising of 2 volumes (Volume I & Volume II).  The report valuation is not binding and management is now reviewing to determine if any resettlement is required in the near future.

Itetemia Project

Open pit mining has been chosen as the most appropriate mining method that supports the overall low capital cost and short life of the project strategy.

The main activities ongoing for the Itetemia  project are the feasibility study works (final metallurgical testwork, process engineering designs etc) and Environmental & Social Impact Assessment studies. A local consultant to undertake the ESIA studies for the Itetemia project has been selected and a contract to this effect has been signed to allow the commissioning of the work. In addition, a contract has been signed to prepare a Feasibility Study for the Itetemia Project.

Kigosi Project

The final results for the Kigosi rubble ore samples weighing about 160 kg sent to Gekko Systems (Pty) Ltd. laboratory for Coarse Gravity Recovery (CGR) amenability testwork are scheduled for completion by early third quarter, according to the laboratory testwork schedule.

The latest testwork update received from the laboratory confirmed the final report on the testwork will be put together after all results from floatation and intensive cyanidation work on the samples were received. The final testwork report will be available in the third quarter as per the initial lab testwork schedule.

The procedures for degazzetting the Kigosi project game reserve area to a mining area on the government gazette has not been completed by government. The area remains subject to a Game Reserve Declaration Order.  Upon repeal or amendment of that order by the Tanzanian Government, the Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk.  For further details on the risk factors affecting the Company, please see the Company’s Annual Information Form filed on SEDAR.

Management Discussion and Analysis

February 28, 2014

Disclosure Controls and Procedures (“DC&P”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of DC&P.  Management conducted an assessment of the effectiveness of the DC&P in place as of February 28, 2014 and concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in filings.  Any system control over disclosure procedures, particularly for junior exploration companies, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all inaccuracies.  These limitations include limited personnel available for such work, geographical logistics and human error among others.  The Board of Directors assess the integrity of the public financial disclosures through the oversight of the Audit Committee.

Internal Control Over Financial Reporting (“ICFR”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of ICFR.  Management conducted an assessment of the effectiveness of the ICFR in place as of February 28, 2014 and concluded that such procedures are adequate and effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with International Financial Reporting Standards.  Any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.  The Board of Directors assess the integrity of the public financial disclosure through the oversight of the Audit Committee.

Additional Information

Tanzanian Royalty Exploration Corporation is a Canadian public company listed on the TSX Exchange trading under the symbol “TNX” and also listed on the NYSE Amex Equities Exchange trading under the symbol “TRX”.  Additional information about the company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tanzanianroyalty.com.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the annual MD&A.  A copy of this annual MD&A will be provided to anyone who requests it.  It is also available on the SEDAR website at www.sedar.com

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or

Management Discussion and Analysis

February 28, 2014

results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.